FIRSTSERVICE CORPORATION
Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2009
(in US dollars)
March 1, 2010

The following Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (the “Company” or “FirstService”) for the year ended December 31, 2009. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2009 and up to and including March 1, 2010.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

Consolidated review
The operating results for the year ended December 31, 2009 reflected growth in revenues and profitability in our Residential Property Management and Property Services operations, while our Commercial Real Estate business continued to be affected by the global economic slowdown and credit contraction that started in 2008. Consolidated revenues for the year were $1.70 billion, an increase of 1% over the prior calendar year, primarily attributable to recently completed acquisitions. Our adjusted diluted earnings per share from continuing operations (see “Non-GAAP earnings measures” below) were $1.42 for the year, versus $1.37 in the prior calendar year (GAAP: loss of $1.85 versus a loss of $0.19 in the prior calendar year).

We generated strong operating cash flow in 2009, with $81.0 million of cash flow from operations, up 59% relative to 2008, despite difficult market conditions in our Commercial Real Estate operations.

We acquired controlling interests in three businesses during 2009. The aggregate initial purchase price for these acquisitions was $4.9 million and comprised two complementary regional operations in the Residential Property Management segment and one in Property Services. In addition, in our Commercial Real Estate segment, we purchased a 29.99% interest in Colliers CRE plc, a publicly traded commercial real estate services company operating in the UK, Ireland and Spain, for cash consideration of $14.0 million.  We also acquired non-controlling interests valued at $57.3 million in all three operating segments, the purchase price of which was funded with a combination of cash, repayment of notes receivable and Subordinate Voting Shares. The cash consideration was funded with borrowings on our revolving credit facility and cash on hand.

In November 2009, we completed a public offering of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) due December 31, 2014. The net proceeds of $73.4 million were used to pay down our revolving credit facility, thereby freeing up additional borrowing capacity.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Retrospective adoption of new accounting standards
The minority equity positions in the Company’s subsidiaries are now referred to as non-controlling interests (“NCI”).  On January 1, 2009, we adopted new accounting standards for NCI.  Except for earnings per share calculations, all presentation and disclosure requirements of the new guidance were adopted retrospectively, and as a result we recorded an increase to non-controlling interest of $105.7 million and a corresponding decrease to shareholders’ equity as of April 1, 2007.  As a result of the retrospective adoption, all periods presented have been restated for the effect of the adoption these standards.

The NCI are considered to be redeemable securities and accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.   This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.

Results of operations – year ended December 31, 2009
The analysis of the results of operations for the year ended December 31, 2009 is presented compared to the twelve-month calendar year ended December 31, 2008.  References to “prior year” and “2008” are in respect of this period.

We reported revenues from continuing operations of $1.70 billion for the year ended December 31, 2009, an increase of 1% relative to 2008. The increase was comprised of an internal revenue decline of 2%, positive impact of acquisitions of 4% and a 1% decline as a result of foreign exchange, as the US dollar appreciated against local currencies at our global operations.

Operating earnings decreased 46% relative to the prior period, to $38.2 million, while EBITDA (see “Non-GAAP earnings measures” below) was up 7% to $133.1 million. Operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses in our Commercial Real Estate operations during the year ended December 31, 2009. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.  The growth in EBITDA was attributable to service mix, with strong revenue increases in the Property Services segment at higher margins than the other operating segments.

Depreciation expense was $26.8 million relative to $24.4 million in the prior year.  The increase was attributable to investments in information technology platforms in each of the three operating segments made over the past two years.

Amortization expense was $19.6 million in 2009, relative to $18.2 million in the prior year.  The increase was attributable to (i) a $1.5 million impairment charge in our European operations within the Commercial Real Estate segment and (ii) a $0.3 million decrease in backlog amortization related to recent Commercial Real Estate acquisitions, where we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates. The backlog intangible is amortized to coincide with the expected completion dates of the underlying brokerage transactions, generally over a period of 6 to 18 months. As of December 31, 2009, the net book value of remaining brokerage backlog was $0.1 million.

We recorded a goodwill impairment loss in the amount of $29.6 million during 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 triggered by a deterioration of economic conditions in the Commercial Real Estate operations. In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by (i) adverse economic conditions and sharply reduced brokerage activity which in turn reduced future expected cash flows and (ii) increased discount rates due to higher risk premiums being demanded by market participants.

In relation to the valuation of the impaired reporting units for the goodwill impairment test as of March 31, 2009, discounted cash flow projections based on ten-year financial forecasts were used. The key assumptions in the forecast for the CRE North America reporting unit were (i) a revenue decline of 8% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 3% in 2015; (ii) the application of accumulated tax losses in the amount of $57 million against future earnings; (iii) a discount rate of 13.5% applied to future cash flows and (iv) a terminal growth rate of 2%. The key assumptions in the forecast for the CRE Central Europe and Latin America reporting unit were (i) a revenue decline of 52% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 5% in 2015; (ii) a discount rate of 14% applied to future cash flows and (iii) a terminal growth rate of 2%. If, in future periods, economic conditions and operating results deteriorate, a further goodwill impairment charge may be necessary.

Interest expense decreased to $13.9 million from $16.1 million in the prior year.  Our weighted average interest rate decreased to 4.7% from 5.8% in the prior year, primarily on account of lower floating reference rates, fixed to floating interest rate swaps entered into during 2009 and ongoing annual principal repayments on our 8.06% Senior Notes.
Other income for the current year includes earnings from investments accounted for under the equity method in the Commercial Real Estate segment, including Colliers CRE plc, acquired in October 2009.

During 2009, we realized a gain of $4.5 million on the sale of our 7% stake in Resolve Business Business Outsourcing Income Fund (“Resolve”).  In the prior year, we recorded a $14.7 million other-than-temporary impairment loss on this investment.

Our consolidated income tax rate for the year ended December 31, 2009 was 123% versus 53% in 2008. The current year’s tax rate was affected by (i) a non-tax deductible goodwill impairment loss and (ii) the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations, consistent with factors that led to the goodwill impairment charge. The loss carry-forwards have a statutory carry-forward period of 20 years. Excluding the impact of these two items, the tax rate would have been 35%, relative to 16% in the prior year. Our tax rate for both years reflects the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  Due to the change in yearend from March 31 to December 31 as of December 31, 2008, the benefit of the cross-border tax structure for 2008 was amplified, resulting in the unusually low tax rate of 16%.

The net loss from continuing operations was $7.3 million, relative to profit of $19.8 million in the prior year. The majority of the decrease is attributable to the goodwill impairment in our Commercial Real Estate segment. In addition, increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate segment.

The Commercial Real Estate segment reported revenues of $623.0 million for 2009, down 17% relative to the prior year. Internal revenues declined 20%, foreign exchange resulted in a revenue decline of 3% and growth of 6% was attributable to acquisitions. EBITDA (before cost containment charges) was $6.4 million, at a margin of 1.0%, versus the prior year’s EBITDA of $30.7 million at a margin of 4.1%.  The margin decline was primarily a result of significant declines in investment and sales brokerage volumes in all markets, but particularly the United States and Europe. During the year we took steps to contain costs and align our service capabilities with anticipated revenues. As a result, $13.5 million in cost containment charges were incurred relating to severances and lease terminations.

In Residential Property Management, revenues increased 5% to $645 million. Internal growth was 4%, with a 6% increase in property management contract revenues offset by a modest decline in property services activity including landscape installation and painting. Recent business acquisitions accounted for 1% of the growth. Residential Property Management reported EBITDA of $61.0 million or 9.4% of revenues, up from $54.3 million or 8.8% of revenues in the prior year.

Our Property Services operations reported revenues of $434.8 million, an increase of 32% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to continuing strong volumes of residential property foreclosures at our Field Asset Services contractor network. EBITDA for the period was $71.5 million, 59% higher than the prior period, and the EBITDA margin increased to 16.4% from 13.7%.  The margin increase was attributable to Field Asset Services, which experienced higher margins due to operating leverage associated with higher revenues.

Corporate costs for 2009 were $11.2 million relative to $9.2 million in the prior year.  Costs in the current period were flat in local currency terms, as a result of decisions by management to freeze salaries and discretionary expenses. Most expenses are incurred in Canadian dollars. The $2.0 million increase in US dollar terms was attributable to foreign currency translation losses in 2009 relative to gains in the prior year.

Discontinued operations included: (i) the Integrated Security Services segment, which was disposed of in 2008; (ii) the U.S. Mortgage Brokerage (“USMB”) operation, formerly included in the Commercial Real Estate segment which was sold in 2009; and (iii) the Canadian Commercial Mortgage Securitization (“CCMS”) operation, formerly included in the Commercial Real Estate segment, which was wound down in 2009. During 2009, in relation to CCMS, we sold all remaining mortgages for proceeds of $14.8 million and settled all outstanding interest rate derivative contracts for a cash payment of $10.1 million. Revenues from discontinued operations were $5.1 million and the net loss from discontinued operations was $0.6 million. As of December 31, 2009, all discontinued operations were either sold or wound down.

Results of operations – nine-month period ended December 31, 2008
In May 2008, the Board of Directors approved a change in our fiscal year-end from March 31 to December 31, effective December 31, 2008, resulting in a nine-month transition period ended December 31, 2008. The analysis of the results of operations for the nine-month period ended December 31, 2008 is presented compared to the nine-month period ended December 31, 2007.  References to “comparable prior period” are in respect of this period.

We reported revenues from continuing operations of $1.32 billion for the nine-month period ended December 31, 2008, an increase of 12% relative to the comparable prior period.  The increase was comprised of internal growth of 2%, impact of acquisitions of 12% and a 2% decline as a result of foreign exchange, as the US dollar appreciated against the local currencies at our global operations.

Operating earnings decreased 8% relative to the comparable prior period, to $83.1 million, while EBITDA was up 1% to $124.4 million.  The gap between the operating earnings and

EBITDA performance relative to revenue growth is attributable to: (i) Property Services margin declines, due to service mix; and (ii) Commercial Real Estate brokerage transaction volume decreases.  The gap between operating earnings and EBITDA is primarily the result of cost containment charges incurred in our Commercial Real Estate operations during the nine months ended December 31, 2008 and incremental depreciation resulting from capital spending on Commercial Real Estate office renovations and information technology during the past year.

Depreciation and amortization expense was $31.7 million relative to $26.9 million in the comparable prior period. The increase in depreciation and amortization was the result of: (i) intangible assets recognized upon acquisitions during the past two years; and (ii) increases in fixed assets resulting from capital expenditures offset by (iii) a decrease in the amount of backlog amortization as a result of lower acquisition activity during the past year.

Interest expense decreased to $11.1 million from $11.8 million in the comparable prior period.  Our weighted average interest rate decreased to 5.4% from 7.1% in the comparable prior period.  The $2.9 million of interest income earned during the period was attributable to cash on hand.

Other income for the current period included distributions received on our investment in Resolve and earnings from investments accounted for under the equity method in the Commercial Real Estate segment.

We held an investment in 2.4 million units of Resolve, representing a 7% stake.  In November 2008, Resolve suspended the payment of its monthly distribution.  We determined that as of September 30, 2008, and again at December 31, 2008, our investment in Resolve was other-than-temporarily impaired and recorded an aggregate non-cash impairment charge of $14.7 million during the period.

In July 2008, we paid a $5.7 million cash divestiture bonus to management in connection with the successful completion of and substantial gain on the sale of the Integrated Security division.  Although the divestiture bonus related to a discontinued operation, under GAAP it was required to be reported in continuing operations.

Our consolidated income tax rate for the nine-month period ended December 31, 2008 was 54% versus 31% in the comparable prior period.  The current period’s tax rate was higher than expected due to the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. Excluding the impact of this item, the tax rate would have been 27%, relative to 31% in the prior period. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations.  The loss carry-forwards have a statutory carry-forward period of 20 years.  Our tax rate for both periods reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000.

Net earnings from continuing operations were $26.0 million, relative to $58.5 million in the comparable prior period. The majority of the decrease was attributable to the Resolve impairment loss and the Integrated Security divestiture bonus. Increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate segment.

The Commercial Real Estate segment reported revenues of $578.2 million during the current period, down 7% relative to $619.2 million in the comparable prior period. Internal revenues declined 11%, foreign exchange resulted in a revenue decline of 3% and growth of 7% was attributable to acquisitions in four markets including New York. EBITDA (before a cost containment charge) was $42.4 million, at a margin of 7.3%, versus the comparable prior period’s EBITDA of $54.4 million at a margin of 8.8%. The margin decline was primarily a result of the following factors: (i) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (ii) compression due to revenue declines in all markets. During the period we took steps to contain costs and align our service capabilities with anticipated revenues. As a result, a $6.9 million cost containment charge was incurred relating to severances and lease terminations.

In Residential Property Management, revenues increased 18% to $475.3 million. Internal growth, resulting from property management contract wins, was 9%, while recent business acquisitions accounted for the balance of the growth. Residential Property Management reported EBITDA of $44.3 million or 9.3% of revenues, up from $40.2 million or 9.9% of revenues in the comparable prior period.

The Property Services operations reported revenues of $269.1 million, an increase of 72% versus the comparable prior period.  Of the increase, 37% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 35%. Internal growth was led by growth in residential foreclosure management revenues at our Field Asset Services contractor network, offsetting a 12% decline at our consumer-oriented franchise systems. EBITDA for the period was $42.0 million, 19% higher than the comparable prior period, and the EBITDA margin decreased from 22.5% to 15.6%. The margin decrease was attributable to: (i) the impact of Field Asset Services, which operates at a lower margin than the remainder of the segment, on average; and (ii) royalty revenue declines at our consumer-oriented franchise systems, which have a direct impact on earnings.

Corporate costs for the nine months were $6.8 million relative to $13.1 million in the comparable prior period. Costs in the current period benefited from a $0.8 million favorable foreign exchange impact, as most costs are incurred in Canadian dollars. Included in the prior period was $3.3 million of incremental stock option expense related to options granted during the period from 1995 to 2006.

Discontinued operations included: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate segment; (iii) CCMS, formerly included in the Commercial Real Estate segment; and (iv) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $49.6 million and net earnings were $48.8 million, including the Integrated Security Services disposal gain of $69.7 million.

Results of operations – year ended March 31, 2008
We reported revenues from continuing operations of $1.55 billion for the year ended March 31, 2008 (“fiscal 2008”), an increase of 34% relative to the prior year.  The increase was comprised of internal growth of 10%, acquisitions of 21% and the impact of foreign exchange of 3%.

Operating earnings increased 1% relative to the prior year, to $78.1 million.  EBITDA increased 15% to $123.6 million.  The gap between operating earnings relative to revenue and EBITDA growth was primarily the result of: (i) an increase in stock-based compensation expense; and (ii) the rapid amortization of brokerage backlog intangibles related to recent acquisitions in the Commercial Real Estate segment, which had a significant impact on the first year after acquisition.

Depreciation and amortization expense was $37.7 million relative to $26.0 million in the prior year. The increase in depreciation and amortization was the result of: (i) intangible assets, including brokerage backlog, recognized upon acquisitions during the past two years; and (ii) increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $16.9 million from $13.2 million in the prior year.  Our weighted average interest rate increased slightly to 7.1% from 6.9% in the prior year.

Other income for fiscal 2008 included distributions received on our investment in Resolve and earnings from investments accounted for under the equity method in the Commercial Real Estate segment.

Our consolidated income tax rate for fiscal 2008 was 25% versus 29% in the prior year. On January 1, 2008 we recognized a $2.3 million deferred tax asset relating to the deductibility, for tax purposes, of stock option expense.  We had previously not recognized this tax benefit.

Net earnings from continuing operations were $52.3 million, up $2.0 million versus fiscal 2007.  Increases in our Property Services and Residential Property Management segments were offset by declines in our Commercial Real Estate segment coupled with increased costs at Corporate, resulting in the decrease in net earnings.

Our Commercial Real Estate segment reported revenues of $787.5 million during fiscal 2008, up 36% relative to $577.7 million in the prior year.  Internal growth was 10%, foreign exchange contributed 6% and the balance was attributable to acquisitions in several markets including South Eastern Europe, Boston and Hawaii.  EBITDA was $42.8 million, at a margin of 5.4%, versus the prior year’s EBITDA of $46.8 million at a margin of 8.1%.  The margin decline was primarily a result of the following factors: (i) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (ii) lower margins at our Australian operations relative to the prior year.  Margins in Canada, Eastern Europe, Asia and Latin America were generally consistent with those experienced in the prior year.

In Residential Property Management, revenues increased 29% to $545.0 million.  Internal growth, resulting from property management contract wins, was 9%, while acquisitions in California, Texas and the Northeast accounted for the balance of the growth.  Residential Property Management reported EBITDA of $50.2 million or 9.2% of revenues, up from $40.3 million or 9.5% of revenues in the prior year.  The decrease in margin was primarily the result of a decrease in higher margin ancillary services.

The Property Services operations reported revenues of $217.0 million, an increase of 44% versus the prior year.  Of the increase, 34% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 9% and foreign exchange had a positive impact of 1%. Internal growth was led by increases in royalty revenues primarily at our CertaPro franchise system. EBITDA for the year was $38.4 million, 26% higher than the prior year, and the EBITDA margin decreased from 20.3% to 17.7%. The margin decrease was attributable to: (i) unusually low expenses in the comparative year, due to bad debt recoveries and the deferral of a franchisee conference and (ii) the impact of the Field Asset Services acquisition, which operates at a lower margin than the remainder of the segment.

Corporate costs rose to $15.6 million from $14.6 million in fiscal 2007.  Included in the current year is a charge of $3.3 million related to additional stock-based compensation expense as a result of the stock option review completed in the third quarter.  No senior management bonuses were accrued in fiscal 2008 under our performance-based incentive compensation plan.

Discontinued operations included: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate segment; (iii) CCMS, formerly included in the Commercial Real Estate segment and (iii) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $222.9 million.  The Company realized a gain of $2.3 million in August 2007 on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  The net loss from discontinued operations was $2.8 million.

Selected annual information - last five fiscal periods
(in thousands of US$, except per share amounts)

	Year ended December 31		Nine months ended December 31	Year ended March 31
	2009	2008	2008	2008	2007	2006
OPERATIONS
Revenues	$1,703,222	$1,691,811	$1,322,680	$1,549,713	$1,152,821	$918,668
Operating earnings	38,181	71,327	83,130	78,122	77,005	61,087
Net (loss) earnings from continuing operations	(7,279)	19,837	26,027	52,277	50,245	38,535
Net (loss) earnings from discontinued operations	(576)	45,297	48,840	(2,829)	2,290	42,843
Net (loss) earnings	(7,855)	65,134	74,867	49,448	51,181	81,378

FINANCIAL POSITION
Total assets	$1,009,530	$990,637	$990,637	$1,089,343	$816,998	$711,004
Long-term debt	235,994	266,369	266,369	356,030	235,149	248,686
Convertible debentures	77,000	-	-	-	-	-
Shareholders’ equity	166,034	199,141	199,141	131,553	159,181	187,215

COMMON SHARE DATA
Net (loss) earnings per common share:
Basic
Continuing operations	$(1.85)	$(0.19)	$0.12	$0.95	$1.17	$0.89
Discontinued operations	(0.02)	1.61	1.71	(0.03)	0.04	1.41
Cumulative effect adjustment	-	-	-	-	(0.04)	-
	(1.87)	1.42	1.83	0.92	1.17	2.30
Diluted
Continuing operations	$(1.85)	$(0.19)	$0.11	$0.89	$1.08	0.83
Discontinued operations	(0.02)	1.61	1.70	(0.04)	0.04	1.38
Cumulative effect adjustment	-	-	-	-	(0.04)	-
	(1.87)	1.42	1.81	0.85	1.08	2.21
Weighted average common shares outstanding (thousands)
Basic	29,438	29,684	29,584	29,905	29,903	30,171
Diluted	29,516	29,914	29,755	30,547	30,354	30,896
Cash dividends per common share	-	-	-	-	-	-

PREFERRED SHARE DATA
Number outstanding (thousands)	5,772	5,772	5,772	5,979	-	-
Cash dividends per preferred share	$1.75	$1.75	$1.31	$1.16	-	-

OTHER DATA
EBITDA	$133,067	$124,745	$124,361	$123,614	$107,983	$84,319
Adjusted diluted net earnings per share from continuing operations	1.42	1.37	1.55	1.32	1.17	0.75

Quarterly results – fiscal periods ended December 31, 2009 and 2008 and March 31, 2008
(in thousands of US$, except per share amounts)

Fiscal period	Q1	Q2	Q3	Q4	Period

Year ended December 31, 2009
Revenues	$361,009	$425,344	$451,080	$465,789	$1,703,222
Operating (loss) earnings	(34,273)	25,429	28,143	18,882	38,181
Net (loss) earnings from continuing operations	(44,327)	11,659	16,678	8,711	(7,279)
Net (loss) earnings from discontinued operations	(3,921)	692	(19)	2,672	(576)
Net (loss) earnings	(48,248)	12,351	16,659	11,383	(7,855)
Net (loss) earnings per common share:
Basic	(1.65)	(0.07)	0.16	(0.32)	(1.87)
Diluted	(1.65)	(0.07)	0.16	(0.32)	(1.87)

Nine-month period ended December 31, 2008
Revenues	$454,769	$450,051	$417,860	NA	$1,322,680
Operating earnings	35,278	35,442	12,410		83,130
Net earnings (loss) from continuing operations	23,837	19,257	(17,068)		26,027
Net earnings (loss) from discontinued operations	325	67,628	(19,113)		48,840
Net earnings (loss)	24,162	86,885	(36,181)		74,867
Net earnings (loss) per common share:
Basic	0.51	2.68	(1.36)		1.83
Diluted	0.47	2.66	(1.36)		1.81

Year ended March 31, 2008
Revenues	$359,661	$373,287	$447,634	$369,131	$1,549,713
Operating earnings (loss)	33,449	32,833	23,643	(11,803)	78,122
Net earnings (loss) from continuing operations	20,992	20,818	16,657	(6,190)	52,277
Net earnings (loss) from discontinued operations	4,002	997	(4,285)	(3,543)	(2,829)
Net earnings (loss)	24,994	21,815	12,372	(9,733)	49,448
Net earnings (loss) per common share:
Basic	0.61	0.53	0.18	(0.40)	0.92
Diluted	0.56	0.50	0.15	(0.40)	0.85

OTHER DATA
EBITDA – Year ended December 31, 2009	$12,419	$41,183	$43,511	$35,954	$133,067
EBITDA - Period ended December 31, 2008	47,113	47,451	29,797	NA	124,361
EBITDA - Year ended March 31, 2008	41,509	42,760	38,961	384	123,614

Results of operations – fourth quarter ended December 31, 2009
Consolidated operating results for the fourth quarter ended December 31, 2009 improved relative to the results experienced in the prior year quarter in terms of revenues, EBITDA and operating earnings. Commercial Real Estate revenues increased 13% versus the prior year quarter due to improved brokerage transaction volume, primarily in Canada and Australia, as well as favorable foreign exchange rate impacts as the US dollar declined in value against foreign currencies. Property Services revenues were up 14% versus the prior year period, primarily due to continuing growth in residential property foreclosure services. EBITDA and operating earnings margins held steady or improved at all of our operating segments and, on a consolidated basis the EBITDA margin improved 80 basis points to 7.7% while the operating earnings margin improved 110 basis points to 4.1%.

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 8-10% range combined with acquisitions to build each of our service platforms, resulting in targeted average annual percentage growth in revenues, EBITDA and earnings per share in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year. Given current economic conditions, for 2010 we expect modest revenue and earnings growth in each of our operating segments.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 21% of consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 7% of consolidated revenues.

Liquidity and capital resources
The Company generated cash flow from operating activities, including discontinued operations, of $81.0 million for year ended December 31, 2009.  Operating cash flow excluding the effect of discontinued operations was $83.3 million relative to $46.4 million for prior year. The increase in operating cash flow was attributable to improvements in working capital, particularly increases in accrued liabilities related to broker commissions and employee compensation which are a result of timing of payments.  We expect these accruals to decrease in 2010, resulting in cash outflows during the first quarter. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

During 2009, we invested cash in acquisitions as follows: $4.5 million in new business acquisitions, $12.4 million in contingent consideration payments related to previously completed acquisitions, $42.6 million in acquisitions of non-controlling interests, and $14.0 million to purchase shares accounted for as equity method investments.

In relation to acquisitions completed during the past three fiscal periods, we have outstanding contingent consideration totaling $23.4 million as at December 31, 2009 (December 31, 2008 - $51.8 million) assuming all contingencies are satisfied and payment due in full.  On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012. We estimate that, based on current operating results, approximately 10% of the contingent consideration outstanding as of December 31, 2009 will ultimately be paid.

Capital expenditures for the year were $24.2 million, which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments. For 2010, we expect to deploy approximately $30 million in capital expenditures, with a focus on information technology systems primarily in our Commercial Real Estate operations.

Net indebtedness as at December 31, 2009 was $213.2 million, versus $186.7 million at December 31, 2008. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. Excluding the Convertible Debentures, which we expect will be settled in Subordinate Voting Shares, net indebtedness as at December 31, 2009 was $136.2 million.

We have an amended and restated credit agreement with a syndicate of banks to provide a $225 million committed senior revolving credit facility with a five-year term extending to September 2012. The credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA (0.95% over floating reference rate as of December 31, 2009). In November 2009, we received net proceeds of $73.4 million on a public offering of Convertible Debentures, which was applied to reduce indebtedness under our credit facility. We had $142.7 million of available revolving credit as of December 31, 2009.  Given the Convertible Debenture financing completed in 2009 and the 2.7 year remaining term on our credit facility, we do not foresee a need to access capital markets for financing in the near term.

We are in compliance with the covenants required of our financing agreements as at December 31, 2009 and we expect to remain in compliance with such covenants going forward.

During the year ended December 31, 2009, we paid $10.1 million of dividends on the Preferred Shares. The annual Preferred Share dividend obligation for 2010, based on the number of Preferred Shares outstanding as of December 31, 2009, is $10.1 million. We also distributed $13.3 million to minority shareholders of subsidiaries during the same period, primarily to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.  These distributions are expected to decrease in 2010 on account of recent purchases of non-controlling interests.

The following table summarizes our contractual obligations as at December 31, 2009:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$233,480	$20,180	$114,718	$65,219	$33,363
Convertible Debentures	77,000	-	-	77,000	-
Interest on long-term debt	37,775	11,492	17,333	7,882	1,068
Interest on Convertible Debentures	25,025	5,005	10,010	10,010	-
Capital lease obligations	3,821	2,167	1,650	4	-
Operating leases	207,414	47,992	81,209	49,027	29,186

Total contractual obligations	$584,515	$86,836	$224,920	$209,142	$63,617

At December 31, 2009, we had commercial commitments totaling $12.8 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes and Convertible Debentures at a weighted average interest rate of 6.2%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

One of our subsidiaries has issued options to purchase shares to its operating managers.  The numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in the subsidiary, if any. When stock options are exercised, the minority shareholders become party to a shareholders’ agreement as described below.

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put”

more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	December 31, 2009	December 31, 2008

Commercial Real Estate	$22,174	$56,020
Residential Property Management	66,621	84,458
Property Services	67,992	56,287
Redemption amount	$156,787	$196,765

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at December 31, 2009, the NCI recorded on the balance sheet was $164.2 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: goodwill impairment testing, accounting for income taxes, accounts receivable allowances, amortization of intangible assets and acquisition purchase price allocations.

  Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. The Company has eight reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. A 10% decline in the fair value of each reporting unit as of December 31, 2009 would not result in an indication of impairment. The determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements.  The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization.  In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities.  If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease materially in future periods.  A 10% reduction in the deferred income tax valuation allowance would reduce income tax expense by $3.3 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.8 million.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization.  Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are re-evaluated each reporting period.  Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization.  Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense.  A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog, would result in an increase to the amortization expense for the period of $1.6 million.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired.  For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.  A 10% increase in the amount allocated to intangible assets during the year ended December 31, 2009 would result in an increase to amortization expense for the period of $0.1 million.

Non-GAAP earnings measures
EBITDA is defined as net earnings from continuing operations before non-controlling interest share of earnings, income taxes, interest, depreciation, amortization, cost containment and stock-based compensation expense. The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry. EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Year ended December 31		Nine months ended December 31	Year ended March 31
	2009	2008	2008	2008
Net (loss) earnings from continuing operations	$(7,279)	$19,837	$26,027	$52,277
Income tax	39,066	22,246	30,878	17,108
Other income, net	(1,624)	(3,248)	(2,422)	(4,650)
Interest expense, net	12,506	12,097	8,252	13,387
(Gain) loss on available-for-sale securities	(4,488)	14,680	14,680	-
Integrated Security division divestiture bonus	-	5,715	5,715	-
Operating earnings	38,181	71,327	83,130	78,122
Depreciation and amortization	46,383	42,558	31,746	37,673
Goodwill impairment charge	29,583	-	-	-
	114,147	113,885	114,876	115,795
Stock-based compensation expense	5,424	3,926	2,551	7,819
Cost containment	13,496	6,934	6,934	-
EBITDA	$133,067	$124,745	$124,361	$123,614

Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on NCI; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) stock-based compensation expense; (v) cost containment expense; (vi) gains and losses on available-for-sale securities and (vii) deferred income tax valuation allowances related to tax loss carry-forwards. The Company believes adjusted earnings per share is a useful measure of operating performance because it enhances the comparability of operating results from period to period. This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in US$)	Year ended December 31		Nine months ended December 31	Year ended March 31
	2009	2008	2008	2008
Diluted net (loss) earnings per common share from continuing operations	$(1.85)	$(0.19)	$0.11	$0.89
Pro forma impact of dividends on preferred shares	-	-	-	(0.12)
Non-controlling interest redemption increment	1.10	-	-	-
Amortization of intangible assets, net of tax	0.39	0.35	0.25	0.33
Goodwill impairment charge	0.93	-	-	-
Stock-based compensation expense, net of tax	0.11	0.08	0.05	0.22
Cost containment, net of tax	0.30	0.15	0.15	-
Integrated Security division divestiture bonus, net of tax	-	0.12	0.12	-
(Gain) loss on available-for-sale securities, net of tax	(0.10)	0.40	0.41	-
Deferred income tax valuation allowance	0.54	0.46	0.46	-
Adjusted diluted net earnings per common share from continuing operations	$1.42	$1.37	$1.55	$1.32

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined by allocating the grant-date fair value of each option over the expected term of the option.  The amount of expense recognized with respect to notional value appreciation plans is re-measured quarterly.

Recently adopted accounting standards
As of July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source for authoritative non-governmental GAAP in the United States of America and superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative.  The Company adopted the ASC and all references to US GAAP are to the ASC topic number, rather than to the previous FASB Statement of Accounting Standards numbers and titles, unless a specific standard has not been included in the ASC.  The adoption of the ASC did not have a material effect on the Company’s results of operations or financial position.

The Company adopted a new accounting standard requiring additional disclosure for derivatives and hedging activities on January 1, 2009.  The new standard includes enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.

As of January 1, 2009, the Company began to apply a new accounting standard on fair value measurements to all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis which is consistent with the fair value requirements for financial assets and liabilities.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.  Where required, assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.  An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

The Company adopted additional guidance issued to assist in the determination of the useful life of intangible assets on January 1, 2009.  The new guidance amends the factors used when considering the useful life of recognized intangible assets.  The adoption did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, the Company adopted new accounting standards for NCI. Except for earnings per share calculations, all presentation and disclosure requirements of were adopted retrospectively, and as a result the Company recorded an increase to NCI of $105.7 million (see note 12 to the Consolidated Financial Statements) and a corresponding decrease to shareholders’ equity as of April 1, 2007.  As a result of retrospective adoption, all periods presented have been restated for the effect of the adoption of these standards, however consistent with the transition provisions the Company presented the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

The NCI are considered to be redeemable securities and accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the NCI amount are recognized immediately as they occur.

The Company adopted a new accounting standard for business combinations on January 1, 2009. The new standard prospectively changes the manner in which business acquisitions are accounted for. The following are key requirements for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at fair value at the acquisition date; and (iii) the fair value of contingent consideration is re-measured each period.  This standard is not applicable to acquisitions where control is not obtained.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position, as acquisitions for 2009 were not material.

Impact of recently issued accounting standards
In June 2009, the FASB issued new consolidation guidance for variable interest entities.  The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any.  It is possible that the application of the new guidance will change an enterprise’s assessment of which entities with which it is involved are variable interest entities.  This standard is effective as of January 1, 2010.  We are in the process of evaluating the impact of its adoption.

Transactions with related parties
Please refer to note 21 to the Consolidated Financial Statements for information regarding transactions with related parties.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding US$77.0 million aggregate principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Convertible Debentures may be converted into Subordinate Voting Shares at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is US$28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService's option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled "Description Of The Securities Being Distributed" contained in the Company's (final) prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,299,216 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares. In addition, as at the date hereof: (a) 1,655,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of US$28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain "change of control" transactions.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as

“eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2009 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded four individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2009.  The total assets and total revenues of the three individually insignificant entities and one equity investee of the Company represent 2.2% and 0.1%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the year ended December 31, 2009.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated March 1, 2010, which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Changes in internal control over financial reporting
During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Economic conditions, especially as they relate to consumer spending.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.